UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____January 10, 2006_____________

Date

EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

OCTOBER 31, 2005

(Canadian Dollars)

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditors

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets
Canadian Funds

ASSETS	Oct. 31, 2005	Jan. 31, 2005
Current
Cash	$209,904	$113,448
GST receivable	2,403	6,855
	212,307	120,303
Restricted Cash – Flow-through	40,857	-
Equipment, net (Note 4)	266	266
	$253,430	$120,569

LIABILITIES
Current
Accounts payable (Note 7d)	$11,338	$49,073
Continued Operations (Note 1)
Commitments (Note 9)
STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 6)
Unlimited authorized shares without par value
7,583,213 (Jan. 31, 2005 – 5,656,546) shares issued and outstanding	3,593,859	3,227,159
Deficit Accumulated During the Exploration Stage – Statement 3	(3,351,767)	(3,155,663)
	242,092	71,496
	$253,430	$120,569

ON BEHALF OF THE BOARD:

          “Harry Barr”                                       , Director

          “Bernard Barlin”                                  , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations

Canadian Funds

	3 Months Ended Oct. 31, 2005	3 Months Ended Oct. 31, 2004	9 Months Ended Oct. 31, 2005	9 Months Ended Oct. 31, 2004
Expenses
Amortization	$0	$0	$0	$0
Consulting	1,437	550	19,259	2,350
Exploration expenditures (Schedule)	13,873	0	112,924	1,397
Interest and bank charges, net	(56)	106	20	210
Management fees	6,000	6,000	18,000	18,000
Office and miscellaneous	926	0	1,560	175
Professional fees	3,705	500	5,205	3,000
Stock exchange and transfer agent fees	1,227	1,023	20,976	18,353
Rent	3,967	3,967	11,901	11,901
Travel, promotion, investor relations and trade shows	364	609	4,859	609
Net Loss for the Period	$(31,443)	$(12,755)	$(194,704)	$(55,995)

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)

Canadian Funds

	Common Shares Shares Amount		Contributed Surplus	AccumulatedDeficit	Total
Balance – January 31, 2002	3,071,546	$2,827,593	$-	$(2,789,207)	$38,386
Shares issued for cash, private placement	-	-		-
Share subscriptions received		25,000			25,000
Net Loss – Statement 2	-	-	-	(86,545)	(86,545)
Balance – January 31, 2003	3,071,546	2,852,593		(2,875,752)	(23,159)

Shares issued for cash, private placement, net of issue costs	1,500,000	150,000		-	150,000
Share subscriptions received		(5,000)			(5,000)
Shares issued for share subscriptions	-	(20,000)		-	(20,000)
Stock compensation expense	-	-	38,516	-	38,516
Net Loss – Statement 2	-	-	-	(127,030)	(127,030)
Balance – January 31, 2004	4,571,546	2,977,593	38,516	(3,002,782)	13,327

Shares issued for cash, private placement, net of issue costs	1,000,000	200,000	-	-	200,000
Shares issued for exercise of warrants	85,000	11,050	-	-	11,050
Net Loss – Statement 2	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,188,643	$38,516	$(3,155,663)	$71,496

Shares issued for cash, private placement, net of issue costs	416,667	150,000	-	-	150,000
Share issuance costs	-	-	-	(1,400)	(1,400)
Shares issued for mineral property	85,000	31,250	-	-	31,250
Shares issued for exercise of warrants	1,415,000	183,950	-	-	183,950
Shares issued for exercise of options	10,000	1,500	-	-	1,500
Net Loss – Statement 2	-	-	-	(194,704)	(194,704)
Balance – October 31, 2005	7,583,213	$3,555,343	$38,516	$(3,351,767)	$242,092

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows

Canadian Funds

Cash Provided by (Used in)	3 Months Ended Oct. 31, 2005	3 Months Ended Oct. 31, 2004	9 Months Ended Oct. 31, 2005	9 Months Ended Oct. 31, 2004
Operating Activities
Net loss	$(31,443)	$(12,755)	$(194,704)	$(55,995)
Items not involving cash:
Stock compensation expense	-	-	-	-
Shares issued for mineral properties	-	-	31,250	-
Amortization	-	-	-	-
	(31,443)	(12,755)	(163,454)	(55,995)
Changes in non-cash working capital:
Accounts receivable	2,905	1,192	4,452	592
Accounts payable	(12,001)	6,241	(37,735)	21,023
	(9,096)	7,433	(33,283)	21,615
	(40,539)	(5,322)	(196,737	(34,380)

Financing Activities
Issuance of shares for cash	229,950	9,750	334,050	9,750
Subscriptions received	-	-	-	-
	229,950	9,750	334,050	9,750

Net Increase (Decrease) in Cash	189,411	4,428	137,313	(24,630)
Cash – Beginning of period	61,350	2,760	113,448	31,818
Cash – End of Period	$250,761	$7,188	$250,761	$7,188

Cash Position Consists of:
Cash and cash equivalents	$209,904	$-	$209,904	$-
Restricted cash	40,857	-	40,857	-
	$250,761	$-	$250,761	$-

Non-Cash Financing Activities
Shares issued for mineral properties	$-	$-	$31,250	$-
Stock compensation expense	$-	$-	$-	$-

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
Canadian Funds

	Oct. 31, 2005	Jan. 31, 2005
Sassy Gold Project, Pogo Area, Alaska, U.S.A.
Engineering and consulting fees	$-	$2,078
Option payments – cash	-	1,397
Mineral property fees	-	750
Geological and field expenses	-	318
	-	4,543

Anderson Lake Property, Ontario, Canada
Option payments - shares	7,250	-
Option payments - cash	-	-
Field expenses	27	-
Geological expenses	720	10,000
	7,997	10,000

Halo Property, Bancroft, Ontario, Canada
Option payments - cash	2,500	-
Option payments - shares	12,000	-
Staking costs	13,795	23,412
Field expenses	9,974	-
Geological expenses	49,960	-
	88,229	23,412

Silver Crater Project, Bancroft, Ontario, Canada
Option payments - cash	2,500	-
Option payments - shares	12,000	-
Staking costs	-	13,751
	14,500

Other Properties
Staking costs	2,198	11,775

Costs for the Period	$112,924	$63,481

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Period Ended October 31, 2005
Canadian Funds

1.

INCORPORATION AND CONTINUED OPERATIONS

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance ongoing development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations (Note 11).

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  This raises substantial doubt about the Company's ability to continue as a going concern.  The Company’s continuance is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. Management intends to raise additional capital through share issuances to finance operations. The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.

b)

Exploration Expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves; further exploration expenditures will then be capitalized.

c)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

e)

Revenue Recognition

Revenue from the sale of minerals is recognized when title and the risks and rewards of ownership pass to the buyer.

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

f)

Stock-Based Compensation

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

g)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

h)

Asset Retirement Obligations – Change in Accounting Policy

Effective February 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

i)

Flow-Through Shares – Change in Accounting Policy

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

j)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the options or warrants were exercised.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

EQUIPMENT

October 31, 2005	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,597	$266

January 31, 2005	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,597	$266

5.

EXPLORATION EXPENDITURES

a)

Sassy Gold Property, Alaska

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining Claims on the Sassy Gold property in Interior Alaska’s Tintina Gold Belt through an option agreement with Anglo Alaska Gold Corp. During the period, the Company terminated the option agreement.

The Company has no further obligations under the agreement.

b)

Anderson Lake Property, Ontario

By agreement dated December 19, 2004, the Company may earn a 100% interest in certain properties known as the Anderson Lake Property, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 10,000	-	$ -
Upon regulatory approval	(issued)	-	25,000	-
On or before December 19, 2005		20,000	25,000	15,000
On or before December 19, 2006		20,000	25,000	30,000
On or before December 19, 2007		25,000	25,000	45,000
On or before December 19, 2008		50,000	25,000	60,000
		$125,000	125,000	$150,000

On or before December 19, 2009, and each subsequent anniversary, the Company is required to make payments of $20,000.  Each of these payments is to be treated as pre-production advance royalty payments, deductible from all future net smelter royalty (“NSR”) payments payable to the optionors.

Prior to earning its 100% interest the Company may joint venture the property upon payment of 50,000 shares or $20,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 2% of the total NSR for $1,000,000.

c)

Halo Project, Bancroft, Ontario

Subsequent to year-end, by agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -
Upon regulatory approval	(issued)	-	20,000	-
On or before December 31, 2005	(incurred)	-	-	15,000
On or before March 9, 2006		5,000	20,000	-
On or before December 31, 2006		-	-	20,000
On or before March 9, 2007		5,000	20,000	-
On or before December 31, 2007		-	-	30,000
On or before December 31, 2008		-	-	40,000
		$12,500	60,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

This agreement is subject to regulatory approval.

d)

Silver Crater Project, Bancroft, Ontario

Subsequent to year-end, by agreement dated March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -
Upon regulatory approval	(issued)	-	20,000	-
On or before December 31, 2005		-	-	15,000
On or before March 9, 2006		5,000	10,000	-
On or before December 31, 2006		-	-	20,000
On or before March 9, 2007		5,000	10,000	-
On or before December 31, 2007		-	-	30,000
On or before December 31, 2008		-	-	40,000
		$12,500	40,000	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

This agreement is subject to regulatory approval.

6.

SHARE CAPITAL

a)

Authorized:

Unlimited Common voting shares without par value (no additional paid-in capital).

b)

At October 31 the following stock options were outstanding:

Expiry Date	Exercise Price	2005 Shares

September 10, 2008	$0.15	344,000

c)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number of Shares	Exercise Price	*
Balance outstanding – January 31, 2004 and 2005	604,000	$0.32
Excercised March 8, 2005	(10,000)	$0.15
Expired March 17, 2005	(250,000)	$0.55
Balance outstanding – October 31, 2005	344,000	$0.15

*

Weighted average exercise price

d)

Effective February 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 2f).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended January 31, 2004, the Company granted options to purchase up to 354,000 shares.  This resulted in stock compensation expense of $38,516, which has been recorded in consulting fees.  The offsetting entry is to share capital.

The fair value of stock options used to calculated stock compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

January 31, 2004
Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	106%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

At October 31, 2005, the following warrants were outstanding:

Expiry Date	Number of Shares	Exercise Price
January 5, 2006	500,000	$0.30
March 16, 2006	125,000	$0.50
August 12, 2006	83,333	$0.35
Balance outstanding – October 31, 2005	708,333

f)

During the period, the Company closed a 250,000 unit private placement at a price of $0.40 per unit consisting of one common share in the capital of the Company and one half non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until March 17, 2006 at a price of $0.50 per warrant share. Companies controlled by an officer and director subscribed for all the units in this private placement.

7.

RELATED PARTY TRANSACTIONS

a)

During the period, the Company paid $18,000 for management fees by a company controlled by the President.

b)

During the period, the Company paid $3,250 for consulting fees to a company controlled by the Corporate Secretary.

c)

During the period, the Company paid $2,250 for professional fees to a company controlled by the Chief Financial Officer.

d)

Accounts payable includes $2,500 (2004 - $2,500) due to a former director.

e)

During the period, the Company paid rent of $11,901 to a company controlled by the President.

f)

During the period, the Company issued 250,000 shares for total proceeds of $100,000 to companies controlled by a director and officer of the Company.

8.

INCOME TAX LOSSES

The Company has incurred certain resource related expenditures of approximately $743,000, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has incurred non-capital losses for income tax purposes of approximately $576,000.  They may be carried forward and used to reduce taxable income of future years.  These losses will expire as follows:

2006	$94,000
2007	95,000
2008	86,000
2009	67,000
2010	81,000
2011	86,000
2015	67,000
$576,000

9.

COMMITMENTS

By agreement dated October 1, 2000 and amended November 8, 2000, the Company entered into a five year lease for premises with a company controlled by an officer and director.  Minimum basic rent commitments are approximately as follows:

2006	$4,000

In addition to basic rent, the Company is also responsible for its proportionate share of property taxes and operating costs.

Form 51-102F1

Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the nine month period ended October 31, 2005 and should be read in conjunction with the financial statements for the nine month period ended October 31, 2005 and related notes contained in the report.  The date of this management’s discussion and analysis is December 22, 2005.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

Bancroft Uranium Project

The Company completed the second phase of exploration on the Bancroft Uranium Project in early October.  The Project is comprised of eight properties in the Bancroft region of Ontario, which is well known for its historical uranium production from four former producing mines.  Under two separate agreements, El Nino may earn up to 100% interest on the Project.

Preliminary Exploration Program – May 2005

A preliminary exploration program of geological and scintillometer reconnaissance was conducted in May 2005 on all eight of the Bancroft properties.  In addition, the Halo Property (North West Zone) and Amalgamated Rare Earth Property, which host the properties’ largest known uranium reserves (not 43-101 compliant), were targeted for more detailed exploration.  This program included mechanical stripping, scintillometer surveying, and chip and grab rock sampling for uranium and thorium assaying, and was successful in confirming the historically established grades.  Based on the results of this program, El Nino’s consulting geologist, T.J. Beesley, P.Eng., recommended a follow up deep drilling program to verify down dip extension of uranium mineralization for these properties.  Details for this program are in development.

Second Phase Exploration – October 2005

In October 2005, the Company completed a second exploration program on the remaining six properties which were not examined in detail in the May 2005 program.  Work performed included gridding, scintillometer surveying, geological mapping, mechanical stripping, and chip and grab rock sampling for uranium and thorium.  The objective of the program was to confirm the original grades and establish future exploration plans.  Results are pending.

The Company is also actively seeking a joint venture partner to assist in the future development of one or more of its Bancroft uranium properties.

Anderson Lake Molybdenum Project

The Company completed a prospecting program in October 2005, which consisted of mapping and sampling, with the objective of quantifying the previous exploration activities by tying in former trenches by GPS (Global Positioning System).  Fifty former trenches were tied in, and a total of fifty grab samples of molybdenum mineralization were taken within and adjacent to 24 of these trenches.  The samples are currently undergoing laboratory analysis for MoS2 content, and detailed maps of the property are under development as well.

Recommendations for further exploration work are pending results of the laboratory work, expected by the end of January.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31,(audited)
	2005	2004	2003
Total Revenues	$Nil	$Nil	$Nil
General and administrative expenses	$89,400	$124,491	$81,714
Mineral property costs	63,481	2,539	4,831
Net income (loss) before income taxes * In total * Basic and diluted loss per share	(152,881) (0.03)	(127,030) (0.04)	(86,545) (0.03)
Totals Assets	120,569	33,000	29,679
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2005	2005	2005	2005	2004	2004	2004	2004
Total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Net loss – before tax	31,443	110,338	52,923	96,886	12,755	25,329	17,911	56,973
Net loss per share	0.01	0.02	0.01	0.01	0.00	0.01	0.01	0.02
Total assets	253,430	66,924	154,261	120,569	7,778	4,542	20,754	33,000

Results of operations

The nine month period ended October 31, 2005 resulted in a net loss of $194,704, which compares with a loss of $55,995 for the same period in 2004.  General and administrative expenses for the nine months ended October 31, 2005 were $81,780 an increase of $27,182 over the same period in 2004.  Consulting fees increased to $19,259 as compared to $2,350 the previous year due to increased activity of the Company. During a prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, effective to all awards granted on or after January 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. No stock options were granted during the period.  All other general and administrative costs were relatively the same when compared to the previous year.

During the year ended January 31, 2005, the Company entered into an agreement to acquire one mineral property in Ontario, Canada.  25,000 shares valued at $7,250 were issued during the period.  During the nine month period ended October 31, 2005, the Company entered into agreements to acquire several addition mineral properties in Ontario and incurred $15,993 in staking costs. Cash option payments of $5,000 and 60,000 shares valued at $24,000 have been paid. Exploration expenditures in the amount $59,934 were spend on the Bancroft, Ontario properties. During the period, the Company terminated the Sassy gold Property in Alaska with no further obligation under the agreement.

Minimal shareholder relations and promotional activities costing $4,859 were undertaken by the company.

Liquidity and capital resources

At October 31, 2005, the Company’s working capital, defined as current assets less current liabilities, was $200,969 compared with working capital of $71,230 at January 31, 2005. During the nine month period, the Company issued 250,000 shares at a price of $0.40 per share for gross proceeds of $100,000 and 1,415,000 warrants were exercised to net $183,950. A further 166,667 unit flow-through private placement was closed for proceeds of $50,000.

The Company has total issued and outstanding of 7,583,213 shares at October 31, 2005.

Contractual commitments

The Company is committed under an operating lease with a company controlled by Harry Barr for its office premises with the following aggregate minimum lease payments to the expiration of the lease on June 30, 2005. Mineral option payments have not been included as the Company has the option to terminate these agreements with appropriate notice. Further information on mineral option payments are disclosed in Note 5 to the financial statements dated October 31, 2005.

	2005	2006	2007	2008	2009	Thereafter
Office lease	$4,000	-	-	-	-	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the year ended October 31, 2005.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting in 2004.

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at October 31, 2005, there were 7,583,213 outstanding common shares compared to 5,656,546 outstanding shares at January 31, 2005.  The increase reflects the issuance of 1,841,667 shares for cash and 85,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 6c to the financial statements dated October 31, 2005.

Related party transactions

Mr. Barr currently receives a management fee of $2,000 per month.  A total of $18,000 was paid to a company controlled by Harry Barr, a Director and CEO of the Company, for management services during the period ended October 31, 2005.  Pursuant to an office lease agreement dated July 11, 2000, a total of $11,901 was paid to a company controlled by Harry Barr, a Director and CEO of the Company, for office rent during the nine month period ended October 31, 2005.  A total of $3,250 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the nine month period ended October 31, 2005.   A total of $2,250 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the nine month period ended October 31, 2005.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino has optioned three mineral properties in Ontario prospective for Uranium and Molybdenum. A mineral exploration program for $50,000 has been completed and the proper documentation has been submitted to the TSX Venture Exchange that has allowed the company to achieve Tier 2 requirements of the Exchange.  The Company raised $50,000 in flow through funds during the quarter that will enable the Company to further its exploration program on its Ontario properties.  El Nino has cash of $253,164 and working capital of $200,969 as at October 31, 2005. Its is anticipated that $150,000 in further funding may be realized by January 6, 2006 as 500,000 warrants exercisable at $0.30 will expire.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of El Nino Ventures Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of El Nino Ventures Inc. for the interim period ending October 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

December 22, 2005

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of El Nino Ventures Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of El Nino Ventures Inc. for the interim period ending October 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

1.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

December 22, 2005

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

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